UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 8, 2013

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Financial report for the period 1 January 2013 to 30 June 2013

8 August 2013

Novo Nordisk increased operating profit by 15% in the first six months of 2013
Sales growth of 11% driven by Victoza®, NovoRapid® and Levemir®

Sales increased by 14% in local currencies and by 11% in Danish kroner to DKK 41.4 billion.
•	Sales of modern insulins increased by 15% (13% in Danish kroner).
•	Sales of Victoza® increased by 32% (30% in Danish kroner).
•	Sales in North America increased by 23% (21% in Danish kroner).
•	Sales in International Operations increased by 17% (12% in Danish kroner).

Gross margin improved by 0.9 percentage points in Danish kroner to 82.6%, reflecting a favourable price and product mix development.

Operating profit increased by 19% in local currencies and by 15% in Danish kroner to DKK 16.1 billion.

Net profit increased by 27% to DKK 12.7 billion. Diluted earnings per share increased by 30% to DKK 23.43.

The launch of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action continues. Tresiba® has now also been commercially launched in Mexico and Switzerland. In the US, Novo Nordisk has received feedback from FDA on the clinical trial protocol for the cardiovascular outcomes trial for Tresiba® confirming the previously announced expectations to trial design.

Novo Nordisk has now successfully completed the SCALE™ phase 3a clinical programme investigating the efficacy and safety of liraglutide 3 mg for the treatment of obesity. Novo Nordisk expects to file liraglutide 3 mg for regulatory review in the US and EU around the turn of the year.

For 2013, expectations to operating performance have been raised. Sales growth measured in local currencies is now expected to be 11-13%, whereas operating profit growth measured in local currencies is now expected to be 12-15%.

Lars Rebien Sørensen, president and CEO: “We are pleased with the strong results in the first six months of 2013. Our portfolio of modern insulins and Victoza® are driving solid sales growth. Based on the feedback from FDA in the US regarding the design of the cardiovascular outcomes trial for Tresiba®, we now expect to start the trial before the end of the year.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 2 of 30

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 36,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B) and its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS
On 8 August 2013 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEB CAST DETAILS
On 9 August 2013 at 12.30 CEST, corresponding to 6.30 am EDT, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
24 September 2013	Novo Nordisk's investor and analyst event at EASD
31 October 2013	Financial statement for the first nine months of 2013
3 December 2013	Capital Markets Day
30 January 2014	Financial statement for 2013

CONTACTS FOR FURTHER INFORMATION
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+ 45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com.

Company announcement No 54 / 2013

Financial report for the period 1 January 2013 to 30 June 2013	Page 3 of 30

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 4 of 30

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST SIX MONTHS OF 2013
These unaudited consolidated financial statements for the first six months of 2013 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2012 of Novo Nordisk. Furthermore, the financial report including the consolidated financial statements for the first six months of 2013 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB, and also those that are endorsed by the EU effective for the accounting period beginning on 1 January 2013. These IFRSs have not had a significant impact on the consolidated financial statements for the first six months of 2013.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	H1 2013	H1 2012	% change H1 2012 to H1 2013

DKK million

Sales	41,363	37,219	11%

Gross profit	34,148	30,392	12%
Gross margin	82.6%	81.7%

Sales and distribution costs	11,364	10,053	13%
Percent of sales	27.5%	27.0%

Research and development costs	5,372	5,070	6%
Percent of sales	13.0%	13.6%

Administrative costs	1,616	1,555	4%
Percent of sales	3.9%	4.2%

Licence income and other operating income	351	324	8%

Operating profit	16,147	14,038	15%
Operating margin	39.0%	37.7%

Net financials	303	(1,038)	(129%)

Profit before income taxes	16,450	13,000	27%

Net profit	12,716	10,010	27%
Net profit margin	30.7%	26.9%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,367	1,294	6%
Capital expenditure	1,560	1,371	14%

Net cash generated from operating activities	14,353	12,738	13%
Free cash flow	12,601	11,311	11%

Total assets	64,289	60,978	5%
Equity	35,357	31,334	13%
Equity ratio	55.0%	51.4%

Average number of diluted shares outstanding (million)	542.6	556.4	(2%)
Diluted earnings per share / ADR (in DKK)	23.43	17.99	30%

Full-time equivalent employees end of period	35,869	32,819	9%

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 5 of 30

SALES DEVELOPMENT
Sales increased by 14% measured in local currencies and by 11% in Danish kroner. North America was the main contributor with 70% share of growth measured in local currencies, followed by International Operations and Region China contributing 18% and 9% respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from the modern insulins and Victoza®. Sales growth has been positively impacted by approximately 2 percentage points due to a number of non-recurring events including adjustments in the provisions for rebates in North America as well as the timing of tenders and shipments and extraordinary sales in International Operations.

	Sales H1 2013 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

The diabetes care segment
- NovoRapid ®	8,300	13%	15%	22%
- NovoMix ®	4,884	9%	12%	10%
- Levemir ®	5,433	17%	19%	18%

Modern insulins	18,617	13%	15%	50%

Human insulins	5,603	2%	4%	4%

Victoza®	5,555	30%	32%	27%

Protein-related products	1,249	0%	4%	1%
Oral antidiabetic products (OAD)	1,375	0%	2%	0%

Diabetes care total	32,399	12%	14%	82%

The biopharmaceuticals segment

NovoSeven®	4,569	5%	7%	6%

Norditropin®	3,016	8%	14%	8%

Other biopharmaceuticals	1,379	15%	18%	4%

Biopharmaceuticals total	8,964	7%	11%	18%

Total sales	41,363	11%	14%	100%

Please refer to appendix 6 for further details on sales in the first six months of 2013.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2013 and May 2012 provided by the independent data provider IMS Health.

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 14% measured in local currencies and by 12% in Danish kroner to DKK 32,399 million. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 27% compared to 25% at the same time the year before.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 6 of 30

Insulins and protein-related products
Sales of modern insulins, human insulins and protein-related products increased by 12% in local currencies and by 10% in Danish kroner to DKK 25,469 million. Measured in local currencies, sales growth was driven by North America, International Operations and Region China. Novo Nordisk is the global leader with 49% of the total insulin market and 46% of the market for modern insulin and new-generation insulin, both measured in volume.

The launch of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues. Tresiba® has now, in addition to the UK, Denmark and Japan, also been commercially launched in Mexico and Switzerland. Launch activities are progressing as planned and feedback from patients and prescribers is encouraging.

Sales of modern insulins increased by 15% in local currencies and by 13% in Danish kroner to DKK 18,617 million. North America accounted for two thirds of the growth, followed by International Operations and Region China. Sales of modern insulins now constitute 77% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market

	May	May	May	May
	2013	2012	2013	2012

Global	49%	50%	46%	46%

USA	41%	41%	39%	37%

Europe	50%	51%	49%	50%

International Operations*	56%	58%	54%	55%

China**	60%	62%	64%	66%

Japan	53%	57%	49%	52%

Source: IMS, May 2013 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of insulins and protein-related products in North America increased by 22% in local currencies and by 20% in Danish kroner. Sales growth reflects a continued positive contribution from pricing in the US, solid market penetration of all three modern insulins, NovoLog®, Levemir® and NovoLog® Mix 70/30 as well as human insulin sales growth. In addition, US sales are positively impacted by an adjustment in the provisions for rebates related to prior years. 53% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled device FlexPen®.

Europe
Sales of insulins and protein-related products in Europe decreased by 1%, both in local currencies and Danish kroner. The development reflects that the declining human insulin sales are only partially offset by the continued progress for Levemir® and NovoRapid® and a very modest impact from a lower than normal volume growth, below 2%, as well

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Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 7of 30

as the implementation of pricing reforms in several European markets. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of insulins and protein-related products in International Operations increased by 17% in local currencies and by 12% in Danish kroner. The growth, which is positively impacted by the timing in tenders and shipments in a number of countries, is driven by all three modern insulins and a solid contribution from human insulins. Currently, 59% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China
Sales of insulins and protein-related products in Region China increased by 16% in local currencies and by 17% in Danish kroner. The sales growth was driven by all three modern insulins, while sales of human insulins only grew modestly. Currently, 97% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea
Sales of insulins and protein-related products in Japan & Korea decreased by 6% in local currencies and by 21% measured in Danish kroner. The sales development reflects the negative impact of a stagnant Japanese insulin volume market and a challenging competitive environment. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 32% in local currencies and by 30% in Danish kroner to DKK 5,555 million, reflecting robust sales performance driven by North America, Europe and International Operations. Victoza® holds the global market share leadership in the GLP-1 segment with a 69% value market share compared to 64% in 2012. The GLP-1 segment’s value share of the total diabetes care market has increased to 6.6% compared to 5.2% in 2012.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market

	May 2013	May 2012	May 2013	May 2012

Global	6.6%	5.2%	69%	64%

USA	8.2%	6.4%	65%	58%

Europe	7.3%	5.8%	78%	73%

International Operations*	2.9%	2.5%	78%	79%

China**	0.6%	0.4%	66%	23%

Japan	2.2%	2.1%	75%	82%

Source: IMS, May 2013 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

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Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 8 of 30

North America
Sales of Victoza® in North America increased by 35% in local currencies and by 33% in Danish kroner. This reflects a continued expansion of the GLP-1 class, which represents 8.2% of the total US diabetes care market in value compared to 6.4% in 2012. Despite the launch of a competing product in 2012, Victoza® continues to drive the US GLP-1 market expansion and is the GLP-1 market leader, now with a 65% value market share compared to 58% a year ago.

Europe
Sales in Europe increased by 26% in local currencies and by 25% in Danish kroner. Sales growth is primarily driven by France, the UK, Spain and Italy. In Europe, the GLP-1 class’ share of the total diabetes care market in value has increased to 7.3% compared to 5.8% in 2012. Victoza® is the GLP-1 market leader with a value market share of 78%.

International Operations
Sales in International Operations increased by 51% in local currencies and by 44% in Danish kroner. This reflects continued market penetration, primarily driven by Brazil and a number of Middle Eastern countries. The GLP-1 class is expanding in International Operations and represents 2.9% of the total diabetes care market in value compared to 2.5% in 2012. Victoza® is the GLP-1 market leader across International Operations with a value market share of 78%.

Region China
Sales in Region China increased by 123% in local currencies and by 126% in Danish kroner. The GLP-1 class in China is not reimbursed and relatively modest in size. However, its share of the total diabetes care market in value has expanded to 0.6% compared to 0.4% in 2012. Victoza® holds a GLP-1 value market share of 66%.

Japan & Korea
Sales in Japan & Korea decreased by 6% in local currencies and by 22% in Danish kroner. The GLP-1 class in Japan is only expanding modestly and now represents 2.2% of the total diabetes care market in value compared to 2.1% in 2012. Victoza® remains the leader in the Japanese GLP-1 class with a value market share of 75%.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products increased by 2% in local currencies and were unchanged in Danish kroner at DKK 1,375 million. The sales development reflects a positive impact from pricing in the US, largely offset by declining sales in Europe due to generic competition in several markets.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 11% measured in local currencies and by 7% in Danish kroner to DKK 8,964 million. Sales growth was primarily driven by North America and International Operations.

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Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 9 of 30

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 7% in local currencies and by 5% in Danish kroner to DKK 4,569 million. The market for NovoSeven® remains volatile and sales growth is primarily driven by North America and International Operations.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 14% in local currencies and by 8% in Danish kroner to DKK 3,016 million. The sales growth is primarily driven by North America and by International Operations. Novo Nordisk is the leading company in the global growth hormone market with a 25% market share measured by volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 18% in local currencies and by 15% in Danish kroner to DKK 1,379 million. Sales growth is driven by North America and reflects a positive impact of pricing and non-recurring rebate adjustments.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold grew 6% to DKK 7,215 million, resulting in a gross margin of 82.6% compared to 81.7% in 2012. This development primarily reflects an underlying improvement driven by favourable price development in North America and a positive net impact from product mix due to increased sales of modern insulins and Victoza®. The gross margin was negatively impacted from currencies by around 0.2 percentage point primarily as a result of depreciation of the Japanese yen versus the Danish krone compared to prevailing exchange rates in 2012.

Total non-production-related costs increased by 12% in local currencies and by 10% in Danish kroner to DKK 18,352 million.

Sales and distribution costs increased by 15% in local currencies and by 13% in Danish kroner to DKK 11,364 million. The growth in costs is driven by the expansion of the US sales force in the second half of 2012 and sales and marketing investments in China and selected countries in International Operations, costs related to the launch of Tresiba® in Europe and Japan as well as an impact on the growth percentage for costs from reversals of legal provisions in the first half of 2012.

Research and development costs increased by 7% in local currencies and by 6% in Danish kroner to DKK 5,372 million. The modest cost increase reflects timing of clinical trial activity and is primarily driven by development costs related to the completion of the phase 3a programme for liraglutide 3 mg in obesity and the ongoing phase 3a trial for the once-weekly GLP-1 analogue semaglutide. Within biopharmaceuticals, costs are primarily related to the continued progress of the portfolio of development projects within haemophilia and the phase 2 trial for anti-IL-20, a recombinant human monoclonal antibody, in rheumatoid arthritis.

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Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 10 of 30

Administration costs increased by 6% in local currencies and by 4% in Danish kroner to DKK 1,616 million. The increase in costs is primarily driven by back-office infrastructure costs to support the expansion of the sales organisation in North America and International Operations as well as an impact from a cost refund in the first half of 2012 of a previously expensed fine related to an import licence for a major market in International Operations.

Licence income and other operating income constituted DKK 351 million compared to DKK 324 million in 2012.

Operating profit in local currencies increased by 19% and by 15% in Danish kroner to DKK 16,147 million.

NET FINANCIALS
Net financials showed a net income of DKK 303 million compared to a net expense of DKK 1,038 million in 2012.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was an income of DKK 368 million compared to an expense of DKK 963 million in 2012. This development reflects gains on foreign exchange hedging involving especially the Japanese yen and the US dollar due to their depreciation versus the Danish krone compared to the prevailing exchange rates in 2012. This positive effect is partly offset by losses on commercial balances, primarily related to non-hedged currencies.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 1.6 billion compared to DKK 1.4 billion in 2012. Net capital expenditure was primarily related to filling capacity in Denmark and Russia, new offices in Denmark, new diabetes research facilities in Denmark as well as device production facilities in the US and Denmark.

Free cash flow was DKK 12.6 billion compared to DKK 11.3 billion in 2012. The increase of 11% compared to 2012 reflects the growth in net profit of 27% being partially countered by payment of rebate liabilities in the US.

KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2013
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and appendix 6 for details on sales in the second quarter of 2013.

Sales in the second quarter of 2013 increased by 13% in local currencies and by 10% in Danish kroner to 21.4 billion compared to the same period in 2012. The growth was driven by the three modern insulins and Victoza®. Victoza® sales of DKK 2,877 million in the second quarter of 2013 were primarily driven by the US and Europe. From a geographic perspective, North America and International Operations represented the majority of total sales growth. Sales growth in the second quarter of 2013 was positively impacted by 2 percentage points due to a number of non-recurring events including a

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Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 11 of 30

reduction in the provision for rebates in North America as well as the timing of tenders and shipments in International Operations.

The gross margin increased to 83.1% in the second quarter of 2013 compared to 82.4% in the same period last year. The increase of 0.7 percentage point was driven by a positive impact from pricing in the US and a favourable product mix development. The gross margin was reduced by a negative currency impact of 0.7 percentage point.

In the second quarter of 2013, total non-production-related costs increased by 12% in local currencies and by 10% in Danish kroner to DKK 9,364 million compared to the same period last year.

Sales and distribution costs increased by 15% in local currencies and by 12% in Danish kroner in the second quarter of 2013 compared to the same period last year. The growth in costs is driven by the expansion of the US sales force in the second half of 2012, sales and marketing investments in China and selected countries in International Operations as well as an impact from reversals of legal provisions in the second quarter of 2012.

Research and development costs increased by 7% in local currencies and by 6% in Danish kroner in the second quarter of 2013 compared to the same period last year. The modest cost increase reflects timing of clinical trial activity and is primarily driven by the continued progress of key development projects within diabetes and biopharmaceuticals as well as the expansion of Novo Nordisk’s global research activities in the US and China.

Administration costs increased by 7% in local currencies and by 5% in Danish kroner in the second quarter of 2013 compared to the same period last year. The increase in costs is primarily driven by back-office infrastructure costs to support the expansion of the sales organisation in North America and International Operations as well as an impact from a cost refund in 2012 of a previously expensed fine related to an import licence for a major market in International Operations.

Operating profit in local currencies increased by 18% and by 12% in Danish kroner in the second quarter of 2013 compared to the same period last year.

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Company announcement No 54 / 2013

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Financial report for the period 1 January 2013 to 30 June 2013	Page 12 of 30

OUTLOOK

OUTLOOK 2013
The current expectations for 2013 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Current expectations 8 August 2013	Previous expectations 1 May 2013

Sales growth
in local currencies	11-13%	9-11%

as reported	Around 4 percentage points lower	Around 3 percentage points lower

Operating profit growth
in local currencies	12-15%	Around 10%

as reported	Around 6 percentage points lower	Around 5 percentage points lower

Net financials	Income of around DKK 900 million	Income of around DKK 900 million
Effective tax rate	Around 23%	Around 23%

Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion

Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion

Free cash flow	Around DKK 22 billion	Around DKK 22 billion

Novo Nordisk now expects sales growth in 2013 of 11-13% measured in local currencies. This reflects expectations for continued robust penetration for the portfolio of modern insulins, a continued steady Victoza® performance and a modest sales contribution from Tresiba®. These sales drivers are partly expected to be countered by generic competition to oral antidiabetic products, an impact from the challenging pricing environments in a number of major markets, intensifying competition within diabetes care as well as biopharmaceuticals and the macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 4 percentage points lower than growth measured in local currencies.

For 2013, operating profit growth is now expected to be 12-15% measured in local currencies. This reflects the increased expectations for sales as well as significant costs related to the expanded sales force and sales and marketing investments in the portfolio of modern insulins and Victoza® in the US, the launch of Tresiba® outside the US, sales and marketing investments in China and in a selected number of countries in International Operations as well as a significant increase in costs related to the continued progress of key development projects within diabetes and biopharmaceuticals. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 6 percentage points lower than growth measured in local currencies.

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Financial report for the period 1 January 2013 to 30 June 2013	Page 13 of 30

For 2013, Novo Nordisk still expects a net financial income of around DKK 900 million. The current expectation primarily reflects gains associated with foreign exchange hedging contracts following the depreciation of the Japanese yen and the US dollar versus the Danish krone compared to the average prevailing exchange rates in 2012.

The effective tax rate for 2013 is still expected to be around 23%.

Capital expenditure is still expected to be around DKK 3.5 billion in 2013, primarily related to investments in filling capacity and prefilled device production facilities and new offices in Denmark. Depreciation, amortisation and impairment losses are still expected to be around DKK 3.0 billion. Free cash flow is still expected to be around DKK 22 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2013, and that currency exchange rates, especially for the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of key invoicing currencies and, all other things being equal, movements in these key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 1,200 million	12
JPY	DKK 200 million	13
CNY	DKK 170 million	12*
GBP	DKK 85 million	12
CAD	DKK 55 million	9

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

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Financial report for the period 1 January 2013 to 30 June 2013	Page 14 of 30

RESEARCH & DEVELOPMENT UPDATE

DIABETES CARE: INSULIN AND GLP-1

American Diabetes Association (ADA) meeting 21-25 June 2013 in Chicago, USA
At the annual meeting of the American Diabetes Association (ADA) held in Chicago, Novo Nordisk presented results from the company’s diabetes research and development activities in 50 accepted abstracts, including three oral presentations and two late-breaking abstracts. Among the key presentations was an oral presentation of the phase 3 trial DUAL™ I with IDegLira, the combination product of insulin degludec (Tresiba®) and liraglutide (Victoza®), which included more than 1,600 patients with type 2 diabetes. The headline data from DUAL™ I were previously announced in August 2012. In the trial, people treated with IDegLira achieved an average HbA1c reduction of 1.9% and 81% of the people treated with IDegLira achieved the ADA and the European Association for the Study of Diabetes (EASD) HbA1c treatment target of 7%. People treated with IDegLira experienced a low rate of hypoglycaemia and achieved a reduction in weight.

Tresiba® regulatory update
Novo Nordisk has received feedback from FDA in the US on the clinical trial protocol for the cardiovascular outcomes trial for Tresiba®. The feedback from the agency confirmed the expectations announced by Novo Nordisk in May 2013 with regard to the trial design. The trial will be double-blind, use insulin glargine as comparator and include around 7,500 patients. The basis for re-submission of the new drug application is expected to be an interim analysis of major adverse cardiovascular events in the trial, and Novo Nordisk will continue the trial in order to make a definitive assessment of the cardiovascular safety of Tresiba®. Following receipt of the feedback from FDA, Novo Nordisk has submitted the clinical trial application in the US. The trial is now expected to be initiated towards the end of 2013. Data to support the interim analysis is still expected to be available between two to three years after trial initiation.

In June 2013, Novo Nordisk initiated a global 26-week, randomised, open-label, phase 3 trial comparing the efficacy and safety of Tresiba® and insulin glargine in approximately 800 people with type 2 diabetes. The trial will include patients from China and is expected to provide the basis for a regulatory submission with the Chinese Food and Drug Administration.

IDegLira (NN9068) filed for regulatory approval in the EU and Switzerland
As announced in May 2013, Novo Nordisk has submitted the marketing authorisation application for IDegLira as a once-daily treatment of type 2 diabetes to the European Medicines Agency. The filing of IDegLira is based on results from the DUAL™ clinical trial programmes which involved around 2,000 people with type 2 diabetes, together with the extensive clinical data generated in the development programmes of the individual substances, insulin degludec (Tresiba®) and liraglutide (Victoza®). Since the announcement in May, IDegLira has also been filed for regulatory approval in Switzerland.

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Phase 3a programme for liraglutide 3 mg (NN8022) for obesity successfully completed
Novo Nordisk has now successfully completed the SCALE™ phase 3a clinical programme investigating the efficacy and safety of liraglutide 3 mg for the treatment of obesity.

In the SCALE™ programme, liraglutide 3 mg in combination with diet and exercise has consistently demonstrated, when compared to placebo, a clinically relevant larger weight loss and improvements in obesity-related risk factors, including blood glucose, blood pressure, cardiovascular risk biomarkers, lipids and patient-reported quality of life.

In May 2013, Novo Nordisk announced the headline results of the third trial in the SCALE™ programme, SCALE™ – Obesity and Pre-diabetes, which included more than 3,500 people without diabetes who were obese, or overweight with comorbidities.

In this trial, people treated with liraglutide 3 mg achieved an average weight loss of 8.0% after 56 weeks of treatment compared to the 2.6% weight loss achieved by people treated with placebo. The proportion of people achieving a weight loss of at least 5% was 64% for liraglutide 3 mg and 27% for placebo. The proportion of people achieving a weight loss of at least 10% was 33% for liraglutide 3 mg and 10% for placebo treatment. All differences between liraglutide 3 mg and placebo were statistically significant and the trial met all co-primary endpoints. Furthermore, among those with pre-diabetes at randomisation, 69% treated with liraglutide 3 mg no longer showed signs of pre-diabetes after 56 weeks of treatment compared to 33% in the placebo-treated group. Liraglutide 3 mg was generally well tolerated and the 56-week completion rate was 72% and 64% for liraglutide 3 mg and placebo respectively. Withdrawals due to adverse events were below 10% in both treatment groups. The most common adverse events were related to the gastrointestinal system and they diminished over time.

Novo Nordisk has now completed the fourth and final trial in the SCALE™ programme, SCALE™ – Sleep Apnoea. This 32-week trial investigated the effect of liraglutide 3 mg and placebo in combination with lifestyle intervention on the severity of sleep apnoea in 350 obese people with obstructive sleep apnoea. Obstructive sleep apnoea is commonly associated with obesity and is characterised by decreased or total arrest in airflow during breathing when asleep. Obstructive sleep apnoea is commonly assessed using the apnoea-hypopnoea index (AHI) measuring obstructed breathing events per hour.

In the trial, from a mean baseline index number of 49 on the AHI index, equal to severe obstructive sleep apnoea, people treated with liraglutide 3 mg experienced an improvement of 12 index points compared with 6 index points for those treated with placebo after 32 weeks of treatment. The difference was statistically significant and the trial thus met its primary endpoint.

In spite of its relatively short duration, the study further confirmed the weight loss efficacy of liraglutide 3 mg. From a baseline weight of 117 and 119 kg, respectively, people treated with liraglutide 3 mg and placebo achieved an average weight loss at 32 weeks of 5.7% and 1.6%.

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In the trial, liraglutide 3 mg was generally well-tolerated and the safety profile appeared to be consistent with that observed in the previous trials in the SCALE™ programme.

Novo Nordisk expects to file liraglutide 3 mg as a treatment for obesity for regulatory review in the US and EU around the turn of the year.

Phase 1 pump study completed with FIAsp (NN1218) in people with type 1 diabetes
In June 2013, Novo Nordisk completed an exploratory double-blind phase 1 crossover trial evaluating the short-term efficacy, safety and pump compatibility of continuous subcutaneous infusion of FIAsp (a novel and faster acting insulin aspart formulation) and NovoRapid® (insulin aspart) in 42 people with type 1 diabetes. People were randomised to three treatment periods of 14 days with FIAsp and NovoRapid® respectively. To assess post-prandial glucose control, meal tests were conducted on the last day of each treatment period and blinded continuous glucose monitoring was used throughout the trial.

In the trial, the meal tests showed that people treated with FIAsp experienced statistically significantly better glucose control during the first two hours after the meal, and the trial thus met its primary endpoint. The finding of reduced post-prandial glucose excursions at the meal tests were confirmed during other meals as assessed by continuous glucose monitoring. The rates of documented hypoglycaemia for people treated with FIAsp was furthermore numerically lower than for people treated with NovoRapid®.

In the trial, both FIAsp and NovoRapid® pump treatment appeared to be safe and was well-tolerated with good pump compatibility.

Based on the results from the phase 1 studies with FIAsp, Novo Nordisk expects to initiate the phase 3a programme, onset™, anticipated to include around 3,000 people with type 1 or type 2 diabetes, during the third quarter of 2013.

Phase 1 development successfully completed with Oral GLP-1, OG217SC (NN9924)
In May, Novo Nordisk completed the last of five clinical pharmacology trials investigating the safety, tolerability as well as pharmacokinetic and pharmacodynamic profiles of oral administration of semaglutide tablets, OG217SC. The phase 1 programme in total comprised 400 healthy volunteers and 10 people with type 2 diabetes.

In the trials, oral semaglutide treatment appeared to be safe and was well-tolerated. The most frequent reported adverse events were mild or moderate in severity and in line with observations from other GLP-1 class treatments.

In a 10-week multiple-dosing trial, oral administration of semaglutide was associated with a statistically significantly larger weight loss than placebo in healthy volunteers and people with type 2 diabetes. Further, a statistically significant improvement in HbA1c was observed when compared to placebo treatment in the low number of people with type 2 diabetes participating in the trial.

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Based on the results from the five clinical pharmacology trials, Novo Nordisk expects to initiate phase 2 development for OG217SC towards the end of 2013.

First human dose achieved with new oral GLP-1, OG217GT (NN9928)
In May, Novo Nordisk initiated the first phase 1 trial for another semaglutide tablet formulation, OG217GT, using a different absorption enhancer technology. The phase 1 trial will investigate the safety, tolerability and pharmacokinetics of single and multiple doses of OG217GT in healthy volunteers.

BIOPHARMACEUTICALS: HAEMOPHILIA

First phase 3a trial with N9-GP (NN7999) for treatment of haemophilia B completed
In May, Novo Nordisk announced the completion of paradigm™ 2, the first phase 3 trial with N9-GP (glycopegylated recombinant factor IX), a long-acting FIX derivative, for haemophilia B patients. In the trial, 74 patients were treated for six months on-demand, or for 12 months using a prophylactic regimen of 10 U/kg or 40 U/kg N9-GP once weekly.

The annualised median bleeding rate for patients treated on-demand was 15.6 episodes per year, whereas patients on prophylaxis had a median bleeding rate of 2.9 and 1.0 episodes per year when treated with weekly doses of 10 U/kg and 40 U/kg respectively.

Among patients randomised to receive 40 U/kg N9-GP, 99% of bleeding episodes were treated with only one infusion, and two-thirds of the patients experienced complete resolution of bleeding in their target joints. Patients in this dose group also reported an improvement in quality of life during the trial.

Pharmacokinetic data documented a high recovery rate and a steady state half-life of 110 hours.

In the trial, N9-GP appeared to have a safe and well-tolerated profile. No patients in the trial developed inhibitors, and no apparent differences between the treatment groups were observed with respect to adverse events and standard safety parameters.

Novo Nordisk is expecting the regulatory submission of N9-GP in 2015 following validation of the commercial scale production and completion of the two remaining phase 3 trials in the paradigm™ programme, covering surgery and paediatrics respectively.

Complete response letter received from the US FDA for rFXIII for the treatment of congenital FXIII deficiency
In June, Novo Nordisk received a Complete Response Letter from the US Food and Drug Administration (FDA) regarding its application to market a recombinant factor XIII compound for congenital factor XIII deficiency, a rare bleeding disorder with which approximately 900 patients are diagnosed globally. In the Complete Response Letter, FDA informed Novo Nordisk that completion of the review of the application is pending the resolution of findings at an inspection of the manufacturing facility. Novo Nordisk is working closely with FDA to address the issues.

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BIOPHARMACEUTICALS: HUMAN GROWTH HORMONE

Phase 1 trial completed for once-weekly growth hormone (NN8640) in healthy volunteers
In May, Novo Nordisk completed a phase 1 study investigating safety, tolerability, pharmacokinetics and pharmacodynamics of NN8640. In the trial, single and multiple doses of NN8640 were administered subcutaneously to healthy male volunteers. NN8640 appeared to be safe and was well-tolerated. A dose-dependent IGF-I response was induced by NN8640, and the IGF-I profiles indicate that the long-acting growth hormone appears suitable for once-weekly dosing.

A multiple dose phase 1 study, investigating NN8640 in adults with growth hormone deficiency, is currently ongoing. Novo Nordisk expects to complete this trial in the second half of 2013.

BIOPHARMACEUTICALS: INFLAMMATION

Phase 2a trial with recombinant FXIII (NN8717) in ulcerative colitis discontinued
In June, Novo Nordisk discontinued a trial with recombinant FXIII investigating whether replenishment of FXIII could provide a benefit in the treatment of ulcerative colitis. The trial was discontinued, as the biological hypothesis of a relationship between a low FXIII level and disease activity could not be confirmed.

SUSTAINABILITY UPDATE

Continued job creation at Novo Nordisk
The number of full-time equivalent employees was 35,869 as of 30 June 2013 compared to 32,819 as of 30 June 2012. New hiring was led by expansion in the US, countries in the International Operations region, Research & Development and Product Supply.

Results from DAWN2™ show one in five feel discriminated against because of diabetes
In June, the first results from the global DAWN2™ study (Diabetes Attitudes, Wishes and Needs) were presented at the annual meeting of the American Diabetes Association (ADA) held in Chicago.

These results show that one in five people with diabetes feel discriminated against because of their condition and perceive support from the broader community as scarce. One in five family members also believes their relatives with diabetes face discrimination. Among diabetes healthcare professionals one out of three are concerned about discrimination and expressed a ‘major need’ for improvement in the acceptance of people with diabetes as equal members in society.

DAWN2™ is a global Novo Nordisk initiative conducted in collaboration with the International Diabetes Federation (IDF), the International Alliance of Patient Organisations (IAPO), the Steno Diabetes Center and a range of other national, regional and global partners. The study represents opinions from more than 15,000 people living with, or caring for people with diabetes in 17 countries across four continents.

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EQUITY

Total equity was DKK 35,357 million at the end of the second quarter of 2013, equivalent to 55.0% of total assets, compared to 51.4% at the end of the second quarter of 2012. Please refer to appendix 5 for further elaboration of changes in equity.

2013 share repurchase programme
On 3 May, as part of an overall programme of up to DKK 14 billion to be executed during a 12-month period beginning 31 January 2013, Novo Nordisk announced a share repurchase programme of up to DKK 3.0 billion to be executed from 6 May 2013 to 6 August 2013. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 3 May, Novo Nordisk has repurchased B shares for an amount of DKK 3.0 billion in the period from 6 May 2013 to 6 August 2013. The programme announced on 3 May was concluded on 6 August 2013.

As per 6 August 2013, Novo Nordisk A/S and its wholly-owned affiliates owned 16,317,924 of its own B shares, corresponding to 3.0% of the total share capital.

As of 6 August 2013, Novo Nordisk has repurchased a total of 8,800,573 B shares equal to a transaction value of DKK 8.5 billion under the DKK 14 billion programme beginning 31 January 2013.

As part of the execution of Novo Nordisk A/S’ ongoing share repurchase programme of up to DKK 14.0 billion to be executed during a 12-month period beginning 31 January 2013, a new share repurchase programme has been initiated in accordance with the provisions of the European Commission’s regulation No 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. For that purpose Novo Nordisk A/S has appointed Skandinaviska Enskilda Banken, Denmark, as lead manager to execute the programme independently and without influence from Novo Nordisk. Under the agreement, Skandinaviska Enskilda Banken, Denmark, will repurchase shares on behalf of Novo Nordisk A/S for an amount of up to DKK 2.5 billion during the trading period starting 8 August 2013 and ending on 29 October 2013. A maximum of 90,409 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of July 2013, and a maximum of 5,334,131 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

LEGAL MATTERS

Product liability lawsuits related to hormone therapy products
As of 5 August 2013, Novo Nordisk Inc, along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 22 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the

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products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc). In addition, 33 individuals currently allege, in relation to similar lawsuits against Pfizer Inc, that they have also used a Novo Nordisk hormone therapy product. Pfizer Inc has publicly announced the settlement of many of its hormone therapy cases. The continued reduction in pending cases is the result of Pfizer Inc settling several cases that also involve Novo Nordisk’s products. Currently, Novo Nordisk does not have any trials scheduled in 2013. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Patent infringement lawsuits related to Prandin®
In the patent infringement lawsuit against Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s abbreviated new drug application (ANDA) for a generic version of Prandin® (repaglinide), the U.S. Court of Appeals for the Federal Circuit ruled in June affirming a 2011 District Court decision that a claim in a Novo Nordisk patent related to the use of repaglinide in combination with metformin for the treatment of type 2 diabetes was invalid, and reversing the District Court decision that Novo Nordisk had committed inequitable conduct during the time the company attempted to acquire the patent. Novo Nordisk continues to believe in the validity of the patent and is reviewing the Federal Circuit panel decision and considering its options with respect to further appeal.

Product liability lawsuits related to Victoza®
Novo Nordisk is per 5 August 2013 named in nine single-plaintiff lawsuits primarily seeking to recover damages for pancreatic cancer experienced by patients who allege to have been prescribed Victoza® and other GLP-1/DPP-IV products. Eight of Novo Nordisk’s cases have been filed in California; the ninth is venued in Louisiana. Eight of nine Novo Nordisk cases include other defendants. Currently, Novo Nordisk does not have any trials scheduled in 2013. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

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FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2012 and Form 20-F, both filed with the SEC in February 2013, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in the ‘Risk overview’ on p 43 of the Annual Report 2012 available on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first half of 2013. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first half of 2013 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2012 of Novo Nordisk. Furthermore, the financial report for the first half of 2013 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first half of 2013 is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial reports, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2012.

Bagsværd, 8 August 2013

Executive Management:

Lars Rebien Sørensen President and CEO	Jesper Brandgaard CFO	Lars Fruergaard Jørgensen

Lise Kingo	Jakob Riis	Kåre Schultz

Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando Chairman	Jeppe Christiansen Vice chairman	Bruno Angelici

Henrik Gürtler	Liz Hewitt	Ulrik Hjulmand-Lassen

Thomas Paul Koestler	Anne Marie Kverneland	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk

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FINANCIAL INFORMATION

APPENDIX 1:    QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
	2013		2012				% change Q2 2013 vs Q2 2012
	Q2	Q1	Q4	Q3	Q2	Q1

Sales	21,380	19,983	20,962	19,845	19,468	17,751	10%
Gross profit	17,774	16,374	17,809	16,360	16,044	14,348	11%
Gross margin	83.1%	81.9%	85.0%	82.4%	82.4%	80.8%

Sales and distribution costs	5,834	5,530	6,192	5,299	5,203	4,850	12%
Percentage of sales	27.3%	27.7%	29.5%	26.7%	26.7%	27.3%
Research and development costs	2,715	2,657	3,210	2,617	2,563	2,507	6%
Percentage of sales	12.7%	13.3%	15.3%	13.2%	13.2%	14.1%
Administrative costs	815	801	991	766	779	776	5%
Percentage of sales	3.8%	4.0%	4.7%	3.9%	4.0%	4.4%
Licence income and other operating income	175	176	156	186	154	170	14%

Operating profit	8,585	7,562	7,572	7,864	7,653	6,385	12%
Operating margin	40.2%	37.8%	36.1%	39.6%	39.3%	36.0%
Financial income	363	315	17	(85)	146	47	149%
Financial expenses	267	108	137	420	856	375	(69%)
Net financials	96	207	(120)	(505)	(710)	(328)	(114%)
Profit before income taxes	8,681	7,769	7,452	7,359	6,943	6,057	25%

Net profit	6,734	5,982	5,755	5,667	5,346	4,664	26%

Depreciation, amortisation and impairment losses	676	691	755	644	656	638	3%
Capital expenditure	778	782	1,006	942	855	516	(9%)
Net cash generated from operating activities[1]	7,283	7,070	1,514	7,962	7,151	5,587	2%
Free cash flow[1]	6,423	6,178	408	6,926	6,273	5,038	2%

Total assets	64,289	62,447	65,669	66,620	60,978	61,210	5%
Total equity	35,357	33,801	40,632	35,660	31,334	32,358	13%
Equity ratio	55.0%	54.1%	61.9%	53.5%	51.4%	52.9%

Full-time equivalent employees end of period	35,869	35,154	34,286	33,501	32,819	32,252	9%

Basic earnings per share/ADR (in DKK)	12.52	11.04	10.59	10.40	9.72	8.38	29%
Diluted earnings per share/ADR (in DKK)	12.45	10.98	10.53	10.33	9.67	8.32	29%
Average number of shares outstanding (million)	537.7	541.6	542.9	544.6	549.1	556.7	(2%)
Average number of diluted shares outstanding (million)	540.5	544.7	546.0	547.8	552.4	560.5	(2%)

Sales by business segment:
Modern insulins (insulin analogues)	9,626	8,991	9,462	8,879	8,613	7,867	12%
Human insulins	2,779	2,824	3,009	2,794	2,781	2,718	0%
Victoza®	2,877	2,678	2,709	2,503	2,293	1,990	25%
Protein-related products	643	606	621	644	621	625	4%
Oral antidiabetic products (OAD)	681	694	670	719	653	716	4%
Diabetes care total	16,606	15,793	16,471	15,539	14,961	13,916	11%

NovoSeven®	2,542	2,027	2,420	2,153	2,451	1,909	4%
Norditropin®	1,479	1,537	1,461	1,451	1,440	1,346	3%
Other biopharmaceuticals	753	626	610	702	616	580	22%
Biopharmaceuticals total	4,774	4,190	4,491	4,306	4,507	3,835	6%

Sales by geographic segment:
North America	10,038	9,009	9,559	8,981	8,356	7,324	20%
Europe	5,123	4,761	5,237	4,793	5,081	4,596	1%
International Operations	3,077	3,094	2,894	2,695	2,757	2,734	12%
Japan & Korea	1,368	1,239	1,698	1,710	1,724	1,485	(21%)
Region China	1,774	1,880	1,574	1,666	1,550	1,612	14%

Segment operating profit:
Diabetes care	5,965	5,502	5,420	5,768	5,270	4,638	13%
Biopharmaceuticals	2,620	2,060	2,152	2,096	2,383	1,747	10%

1Free cash flow for Q1 2012 and Q2 2012 has been reduced by DKK 1,328 million and increased by DKK 1,328 million, respectively, as withheld dividend tax is now presented as part of financing activities.

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APPENDIX 2:    INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	H1	H1	Q2	Q2
DKK million	2013	2012	2013	2012

Income statement
Sales	41,363	37,219	21,380	19,468
Cost of goods sold	7,215	6,827	3,606	3,424

Gross profit	34,148	30,392	17,774	16,044

Sales and distribution costs	11,364	10,053	5,834	5,203
Research and development costs	5,372	5,070	2,715	2,563
Administrative costs	1,616	1,555	815	779
Licence income and other operating income	351	324	175	154

Operating profit	16,147	14,038	8,585	7,653

Financial income	678	193	363	146
Financial expenses	375	1,231	267	856

Profit before income taxes	16,450	13,000	8,681	6,943

Income taxes	3,734	2,990	1,947	1,597

NET PROFIT	12,716	10,010	6,734	5,346

Basic earnings per share (DKK)	23.56	18.10	12.52	9.72
Diluted earnings per share (DKK)	23.43	17.99	12.45	9.67

Segment Information

Segment sales:
Diabetes care	32,399	28,877	16,606	14,961
Biopharmaceuticals	8,964	8,342	4,774	4,507

Segment operating profit:
Diabetes care	11,467	9,908	5,965	5,270
Operating margin	35.4%	34.3%	35.9%	35.2%

Biopharmaceuticals	4,680	4,130	2,620	2,383
Operating margin	52.2%	49.5%	54.9%	52.9%

Total segment operating profit	16,147	14,038	8,585	7,653

Statement of comprehensive income

Net profit for the period	12,716	10,010	6,734	5,346

Other comprehensive income:
Items that will not be reclassified subsequently to the Income statement:
Remeasurements on defined benefit plans	(52)	-	(52)	-
Items that will be reclassified subsequently to the Income statement, when specific conditions are met:
Exchange rate adjustments of investments in subsidiaries	(10)	(109)	(167)	(135)
Cash flow hedges, realisation of previously deferred (gains)/losses	(417)	838	(232)	441
Cash flow hedges, deferred gains/(losses) incurred during the period	200	(528)	683	(1,115)
Other items	(104)	18	(101)	(31)
Tax on other comprehensive income, income/(expense)	(14)	(51)	(192)	271

Other comprehensive income for the period, net of tax	(397)	168	(61)	(569)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	12,319	10,178	6,673	4,777

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Financial report for the period 1 January 2013 to 30 June 2013	Page 25 of 30

APPENDIX 3:    BALANCE SHEET

DKK million	30 Jun 2013	31 Dec 2012

ASSETS
Intangible assets	1,633	1,495
Property, plant and equipment	21,751	21,539
Deferred income tax assets	4,179	2,244
Other financial assets	201	228

TOTAL NON-CURRENT ASSETS	27,764	25,506

Inventories	9,660	9,543
Trade receivables	10,995	9,639
Tax receivables	728	1,240
Other receivables and prepayments	3,155	2,705
Marketable securities	3,053	4,552
Derivative financial instruments	864	931
Cash at bank and on hand	8,070	11,553

TOTAL CURRENT ASSETS	36,525	40,163

TOTAL ASSETS	64,289	65,669

EQUITY AND LIABILITIES
Share capital	550	560
Treasury shares	(14)	(17)
Retained earnings	34,130	39,001
Other reserves	691	1,088

TOTAL EQUITY	35,357	40,632

Deferred income tax liabilities	813	732
Retirement benefit obligations	820	760
Provisions	1,879	1,907

Total non-current liabilities	3,512	3,399

Current debt	716	500
Trade payables	2,901	3,859
Tax payables	4,329	593
Other liabilities	9,748	8,982
Derivative financial instruments	33	48
Provisions	7,693	7,656

Total current liabilities	25,420	21,638

TOTAL LIABILITIES	28,932	25,037

TOTAL EQUITY AND LIABILITIES	64,289	65,669

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Financial report for the period 1 January 2013 to 30 June 2013	Page 26 of 30

APPENDIX 4:    STATEMENT OF CASH FLOWS

DKK million	H1 2013	H1 2012

Net profit	12,716	10,010

Adjustment for non-cash items	5,012	7,352
Change in working capital	(2,096)	(1,728)
Interest received	110	178
Interest paid	(20)	(19)
Income taxes paid	(1,369)	(3,055)

Net cash generated from operating activities	14,353	12,738

Proceeds from intangible assets and other financial assets	29	-
Purchase of intangible assets and other financial assets	(221)	(56)
Proceeds from sale of property, plant and equipment	6	15
Purchase of property, plant and equipment	(1,566)	(1,386)
Net change in marketable securities	1,499	750

Net cash used in investing activities	(253)	(677)

Purchase of treasury shares, net	(8,073)	(8,709)
Dividends paid	(9,715)	(7,742)

Net cash used in financing activities	(17,788)	(16,451)

NET CASH GENERATED FROM ACTIVITIES	(3,688)	(4,390)

Cash and cash equivalents at the beginning of the period	11,053	13,057
Exchange gain/(loss) on cash and cash equivalents	(11)	14

Cash and cash equivalents at the end of the period	7,354	8,681

Additional information:
Cash and cash equivalents at the end of the period	7,354	8,681
Marketable securities at the end of the period	3,053	3,323
Undrawn committed credit facilities	4,848	4,832

FINANCIAL RESOURCES AT THE END OF THE PERIOD	15,255	16,836

Net cash generated from operating activities	14,353	12,738
Net cash used in investing activities	(253)	(677)
Net change in marketable securities	(1,499)	(750)

FREE CASH FLOW	12,601	11,311

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Financial report for the period 1 January 2013 to 30 June 2013	Page 27 of 30

APPENDIX 5:    STATEMENT OF CHANGES IN EQUITY

					Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Tota lother reserves	Total

H1 2013
Balance at the beginning of the period	560	(17)	39,001	226	847	15	1,088	40,632
Net profit for the period			12,716					12,716
Other comprehensive income for the period, net of tax				(10)	(217)	(170)	(397)	(397)

Total comprehensive income for the period	560	(17)	51,717	216	630	(155)	691	52,951

Transactions with owners, recognised directly in equity:
Dividends			(9,715)					(9,715)
Share-based payment			194					194
Purchase of treasury shares		(8)	(8,098)					(8,106)
Sale of treasury shares		1	32					33
Reduction of the B share capital	(10)	10						-

Balance at the end of the period	550	(14)	34,130	216	630	(155)	691	35,357

					Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2012
Balance at the beginning of the period	580	(24)	37,111	398	(1,184)	567	(219)	37,448
Net profit for the period			10,010					10,010
Other comprehensive income for the period, net of tax				(109)	310	(33)	168	168

Total comprehensive income for the period	580	(24)	47,121	289	(874)	534	(51)	47,626

Transactions with owners, recognised directly in equity:
Dividends			(7,742)					(7,742)
Share-based payment			159					159
Purchase of treasury shares		(11)	(8,768)					(8,779)
Sale of treasury shares		1	69					70
Reduction of the B share capital	(20)	20						-

Balance at the end of the period	560	(14)	30,839	289	(874)	534	(51)	31,334

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Financial report for the period 1 January 2013 to 30 June 2013	Page 28 of 30

APPENDIX 6:     REGIONAL SALES SPLIT

Q2 2013 sales split per region
DKK million

	Total	North America	Europe	Inter- national Operations	Japan & Korea	Region China

The diabetes care segment
NovoRapid ®	4,283	2,544	952	414	242	131
% change in local currencies	15%	19%	3%	29%	(1%)	39%
NovoMix ®	2,484	715	616	464	205	484
% change in local currencies	10%	20%	(5%)	16%	(6%)	22%
Levemir ®	2,859	1,641	735	339	79	65
% change in local currencies	20%	28%	2%	33%	(7%)	48%
Modern insulin	9,626	4,900	2,303	1,217	526	680
% change in local currencies	15%	22%	0%	24%	(4%)	27%
Human insulin	2,779	516	613	799	130	721
% change in local currencies	2%	23%	(9%)	4%	(21%)	4%
Victoza®	2,877	1,841	747	165	85	39
% change in local currencies	28%	29%	25%	62%	(10%)	117%
Other diabetes care	1,324	515	225	180	108	296
% change in local currencies	7%	10%	(8%)	16%	2%	14%
Diabetes care total	16,606	7,772	3,888	2,361	849	1,736
% change in local currencies	14%	23%	2%	18%	(7%)	15%
The biopharmaceuticals segment
NovoSeven®	2,542	1,192	631	517	169	33
% change in local currencies	6%	5%	(4%)	28%	16%	(32%)
Norditropin®	1,479	564	448	140	323	4
% change in local currencies	9%	34%	1%	(24%)	8%	0%
Other biopharmaceuticals	753	510	156	59	27	1
% change in local currencies	26%	52%	1%	10%	(43%)	0%
Biopharmaceuticals total	4,774	2,266	1,235	716	519	38
% change in local currencies	10%	19%	(2%)	12%	6%	(29%)

Total sales	21,380	10,038	5,123	3,077	1,368	1,774
% change in local currencies	13%	22%	1%	16%	(3%)	14%

H1 2013 sales split per region
DKK million

	Total	North America	Europe	Inter- national Operations	Japan & Korea	Region China

The diabetes care segment
NovoRapid ®	8,300	4,917	1,853	817	466	247
% change in local currencies	15%	20%	4%	28%	(1%)	40%
NovoMix ®	4,884	1,374	1,219	944	402	945
% change in local currencies	12%	21%	(3%)	18%	(4%)	26%
Levemir ®	5,433	3,078	1,426	658	154	117
% change in local currencies	19%	25%	4%	33%	(4%)	48%
Modern insulin	18,617	9,369	4,498	2,419	1,022	1,309
% change in local currencies	15%	22%	2%	25%	(3%)	30%
Human insulin	5,603	962	1,210	1,632	253	1,546
% change in local currencies	4%	25%	(9%)	8%	(23%)	7%
Victoza®	5,555	3,561	1,384	373	167	70
% change in local currencies	32%	35%	26%	51%	(6%)	123%
Other diabetes care	2,624	1,005	434	346	208	631
% change in local currencies	3%	9%	(14%)	8%	(1%)	6%
Diabetes care total	32,399	14,897	7,526	4,770	1,650	3,556
% change in local currencies	14%	24%	2%	19%	(7%)	16%
The biopharmaceuticals segment
NovoSeven®	4,569	2,223	1,161	813	283	89
% change in local currencies	7%	10%	2%	8%	7%	(10%)
Norditropin®	3,016	1,052	873	469	615	7
% change in local currencies	14%	33%	1%	15%	7%	0%
Other biopharmaceuticals	1,379	875	324	119	59	2
% change in local currencies	18%	30%	7%	15%	(28%)	0%
Biopharmaceuticals total	8,964	4,150	2,358	1,401	957	98
% change in local currencies	11%	19%	2%	11%	4%	(9%)

Total sales	41,363	19,047	9,884	6,171	2,607	3,654
% change in local currencies	14%	23%	2%	17%	(3%)	15%

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Financial report for the period 1 January 2013 to 30 June 2013	Page 29 of 30

APPENDIX 7:      KEY CURRENCY ASSUMPTIONS

DKK per 100	2012 average exchange rates	YTD 2013 average exchange rates as of 5 August 2013	Current exchange rate as of 5 August 2013

USD	579	568	562

JPY	7.27	5.92	5.71

CNY	91.82	91.89	91.82

GBP	918	874	863

CAD	580	557	541

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Financial report for the period 1 January 2013 to 30 June 2013	Page 30 of 30

APPENDIX 8:     QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).
							% change Q2 2013 vs Q2 2012
	2013		2012
	Q2	Q1	Q4	Q3	Q2	Q1

Sales	3,749	3,537	3,641	3,337	3,362	3,129	10%
Gross profit	3,117	2,898	3,093	2,752	2,771	2,529	11%
Gross margin	83.1%	81.9%	85.0%	82.4%	82.4%	80.8%
Sales and distribution costs	1,024	978	1,075	890	900	854	12%
Percentage of sales	27.3%	27.7%	29.5%	26.7%	26.7%	27.3%
Research and development costs	476	470	557	440	442	442	6%
Percentage of sales	12.7%	13.3%	15.3%	13.2%	13.2%	14.1%
Administrative costs	143	142	172	129	134	137	5%
Percentage of sales	3.8%	4.0%	4.7%	3.9%	4.0%	4.4%
Licence income and other operating income	31	31	27	31	27	30	14%

Operating profit	1,505	1,339	1,316	1,324	1,322	1,126	12%
Operating margin	40.2%	37.8%	36.1%	39.6%	39.3%	36.0%
Financial income	65	55	3	(15)	26	8	149%
Financial expenses	47	19	24	70	149	66	(69%)
Net financials	18	36	(21)	(85)	(123)	(58)	(114%)
Profit before income taxes	1,523	1,375	1,295	1,239	1,199	1,068	25%

Net profit	1,181	1,059	1,000	954	924	822	26%
Depreciation, amortisation and impairment losses	119	122	131	108	114	112	3%
Capital expenditure	137	138	175	159	148	91	(9%)
Net cash generated from operating activities[1]	1,277	1,251	270	1,343	1,237	985	2%
Free cash flow[1]	1,126	1,094	78	1,168	1,085	888	2%
Total assets	11,274	10,698	11,604	11,554	10,328	10,988	5%
Total equity	6,200	5,791	7,180	6,185	5,307	5,809	13%

Equity ratio	55.0%	54.1%	61.9%	53.5%	51.4%	52.9%
Full-time equivalent employees end of period	35,869	35,154	34,286	33,501	32,819	32,252	9%
Basic earnings per share/ADR (in USD)	2.20	1.95	1.84	1.75	1.68	1.48	29%
Diluted earnings per share/ADR (in USD)	2.19	1.94	1.83	1.74	1.67	1.47	29%
Average number of shares outstanding (million)	537.7	541.6	542.9	544.6	549.1	556.7	(2%)
Average number of diluted shares
outstanding (million)	540.5	544.7	546.0	547.8	552.4	560.5	(2%)
Sales by business segment:
Modern insulins (insulin analogues)	1,688	1,591	1,644	1,493	1,487	1,387	12%
Human insulins	487	500	523	469	479	479	0%
Victoza®	505	474	470	422	396	351	25%
Protein-related products	113	107	108	108	107	110	4%
Oral antidiabetic products (OAD)	119	123	116	122	113	126	4%
Diabetes care total	2,912	2,795	2,861	2,614	2,582	2,453	11%
NovoSeven®	446	359	420	362	423	337	4%
Norditropin®	259	272	254	244	249	237	3%
Other biopharmaceuticals	132	111	106	117	108	102	22%
Biopharmaceuticals total	837	742	780	723	780	676	6%
Sales by geographic segment:
North America	1,761	1,594	1,659	1,514	1,443	1,291	20%
Europe	898	843	910	804	878	810	1%
International Operations	539	548	503	452	476	482	12%
Japan & Korea	240	219	295	287	298	262	(21%)
Region China	311	333	274	280	267	284	14%
Segment operating profit:
Diabetes care	1,046	974	942	972	910	818	13%
Biopharmaceuticals	459	365	374	352	412	308	10%

1Free cash flow for Q1 2012 and Q2 2012 has been reduced by USD 234 million and increased by DKK 234 million, respectively, as withheld dividend tax is now presented as part of financing activities.

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Company announcement No 54 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 8, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer